OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VeriChip Corporation (CHIP)
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
92342V105
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92342V105	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS
	Digital Angel Corporation (formerly known as Applied Digital Solutions, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,355,556

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,355,556

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,355,556

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 52.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92342V105	Page	3	of	5	Pages
Item 1(a). Name of Issuer:
VeriChip Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
1690 South Congress Avenue, Suite 200, Delray Beach, FL 33445
Item 2(a). Name of Person Filing:
Digital Angel Corporation (formerly known as Applied Digital Solutions, Inc.)
Item 2(b). Address of Principal Business Office or, if None, Residence:
490 Villaume Avenue, South St. Paul, MN 55075
Item 2(c). Citizenship:
Delaware
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 per share par value
Item 2(e). CUSIP Number:
381188306

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No.	92342V105	Page	4	of	5	Pages
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership: *
Provide the following regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
(a)	Amount beneficially owned: 5,355,556

(b)	Percent of Class: 52.8%**

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,355,556

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,355,556

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

*
Due to Rule 13d-1(d), Digital Angel Corporation was to file this Schedule 13G within 45 days of December 31, 2007. It is making the filing at this time. On November 12, 2008, Digital Angel Corporation sold all its shares of VeriChip Corporation. Please see Schedule 13G/A filed also at this time regarding this transaction.

**	Based on Digital Angel Corporation’s annual report on Form 10K for the year ended December 31, 2007.

CUSIP No.	92342V105	Page	5	of	5	Pages
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2008	/s/ Lorraine M. Breece
Lorraine M. Breece, Attorney-in-Fact